Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant:

The TJX Companies, Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of person relying on exemption:

Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

May 7, 2020

Dear TJX Companies Shareholders,

As TJX leadership goes through the process of re-opening stores, the topic of employee pay and executive pay, which has been an issue of concern for years, deserves renewed attention and a more comprehensive response. TJX’s CEO’s annual total compensation for fiscal 2020 was $19,083,676 and the median pay of all employees was estimated to be $12,006 for fiscal 2020, resulting in a concerning disparity in its CEO to median worker Pay Ratio of 1,590:1 for 2020 and 1,596:1 for 2019. Failing to pay competitive wages for its approximately 286,000 associates may negatively impact financial performance for TJX by, for example, hampering collaboration, morale, and productivity and high CEO pay may lead to reputational damages. The Company recognizes this in its 2020 10-K: “failing to offer competitive wages or benefits could adversely affect our ability to attract or retain sufficient or quality Associates, causing our customer service or performance to suffer, which could negatively impact our results.”

So it is surprising that TJX’s Board’s Compensation Discussion and Analysis in the proxy contains essentially no discussion of worker wages. However, Shareholder Proposal 6 on the Company proxy offers a solution to this situation and provides TJX investors an opportunity to convey their concerns about executive and worker compensation. Trillium Asset Management is urging TJX shareholders to vote for Proposal 6, which requests “that the Executive Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation.”

According to 2016 MSCI Research, high levels of CEO pay relative to other employees may hurt organizational performance. The research goes on to discuss that high pay disparities between CEOs and other senior executives can undermine collaboration and teamwork. High levels of CEO pay can also negatively affect the morale and productivity of employees who are not senior executives and it showed that labor productivity as measured by sales per employee was lower for companies with higher pay gaps.1

Given how important the issue can be, we believe that at the very least the Board Executive Compensation Committee should give more attention to all classifications of Company employees when setting target amounts for CEO compensation and not rely so heavily on a peer comparison.

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1 https://www.msci.com/www/blog-posts/looking-more-closely-at-intra/0349632273

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

We believe better disclosure and performance on compensation practices across a business, should be seen as basic good governance and responsible conduct particularly in the time of the coronavirus pandemic. On April 23, 2020 the International Corporate Governance Network, a group of investors representing $54 trillion of assets, published a letter stating that that “executive pay policy should reflect the experience of the overall workforce, particularly in relation to staff redundancies, furlough programs, pay level reductions or bonus awards.” Remuneration policies should “seek an equitable treatment of ordinary staff with that of senior executive management and financial sacrifice appropriately shared.”2 While TJX did cut executive base salaries in April, it did not indicate any changes to other portions of the pay package, which constitute the lion’s share of compensation.3

The coronavirus pandemic has revealed many concerning aspects of business as usual in the United States. One of them is the precarious economic conditions that many working Americans live under every day. Another is the brittleness of businesses that for too long have prioritized efficiency and costs at the expense of long-term resiliency that living wages and strong benefits may engender. As working Americans return to the workplace, many will be spending more time with more people. Some will take on the risk that comes with more human contact with the support of meaningful leave policies and a living wage. Some will not. This is an opportunity for TJX to show investors, its customers, its impacted communities, and its employees (78% of whom are women and 57% of whom are persons of color) that it will give these issues the attention they deserve.

For the above reasons, we urge TJX shareholders to vote for Proposal 6.

Sincerely,

Jonas D. Kron

Trillium Asset Management, LLC

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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2 https://www.icgn.org/sites/default/files/5.%20ICGN%20Letter%20to%20Corporate%20Leaders_23%20April%202020_1.pdf

3 https://investor.tjx.com/static-files/885de58e-8ade-46f3-93ae-b673d6f1052f

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.